Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 34 DATED SEPTEMBER 13, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 29 dated August 1, 2007, supplement no. 30 dated August 3, 2007, supplement no. 31 dated August 15, 2007, supplement no. 32 dated August 16, 2007, and supplement no. 33 dated September 5, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition and related financing of an 11-story office building containing approximately 196,217 rentable square feet in Houston, Texas.

Acquisition and Related Financing of the 2200 West Loop South Building

On September 5, 2007, we purchased, through an indirect wholly owned subsidiary, an 11-story office building containing 196,217 rentable square feet with a four-level parking structure (the “2200 West Loop South Building”) from 2200 West Loop South, L.P., which is not affiliated with us or our advisor. The 2200 West Loop South Building is located on an approximate 4.3 acre parcel of land at 2200 West Loop South in Houston, Texas.

The purchase price of the 2200 West Loop South Building was approximately $35.1 million plus closing costs. The acquisition was funded from a $17.4 million fixed rate loan secured by the 2200 West Loop South Building and with proceeds from this offering.

In connection with the acquisition of the 2200 West Loop South Building, we obtained a $17.4 million fixed rate mortgage loan from a financial institution. The loan matures on October 1, 2014 and bears interest at a fixed rate of 5.89% per annum. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to prepay the entire loan one year after October 1, 2007 by providing 30 days written notice of election to prepay the note, and upon payment of a prepayment premium equal to the greater of (a) 1.00% of the outstanding principal amount of the note or (b) the present value of the note (calculated as of the prepayment date at a discount rate equal to the yield of U.S. Treasuries with maturity equal to the remaining term of the note plus 0.50%) less the outstanding principal amount of the note. The loan is secured by the 2200 West Loop South Building.

The 2200 West Loop South Building was completed in 1974 and renovated in 2000. The 2200 West Loop South Building is approximately 99% leased by 12 tenants at September 2007, including Tenaris Global Services (U.S.A.) Corporation (35%) and Morgan Stanley DW Inc. (29%). Tenaris is the leading global manufacturer and supplier of tubular products and services used in the drilling, completion and production of oil and gas and a leading supplier of tubular products and services used in process and power plants and in specialized industrial and automotive applications. Morgan Stanley is a leading global financial services company, providing various products and services to clients and customers, including corporations, governments, financial institutions and individuals through its subsidiaries and affiliates.

The current aggregate annual base rent for the tenants of the 2200 West Loop South Building is approximately $3.9 million. As of September 2007, the current weighted-average remaining lease term for the current tenants of the 2200 West Loop South Building is approximately 6.2 years. The Tenaris lease expires in November 2017 and the average annual rental rate for Tenaris lease over the remaining lease term is approximately $18.73 per square foot. Tenaris has the right, at its option, to extend the lease for two additional five-year periods. The Morgan Stanley lease expires in November 2010 and the average annual rental rate for the Morgan Stanley lease over the remaining lease term is approximately $23.05 per square foot. Morgan Stanley has the right, at its option, to extend the lease for two additional five-year periods.

We do not intend to make significant renovations or improvements to the 2200 West Loop South Building. Our management believes that the 2200 West Loop South Building is adequately insured.

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